EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Numerator:
Net income (loss)	$(5,279,000)	$2,617,000	$(640,000)	$6,330,000

Denominator:
Denominator for basic earnings per share - weighted-average shares	11,908,914	11,897,475	11,906,488	11,895,745
Dilutive potential common shares - employee stock options and performance shares	26,042	22,409	23,335	21,846

Denominator for diluted earnings per share - adjusted weighted-average shares	11,934,956	11,919,884	11,929,823	11,917,591

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